UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    June 28, 2012

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)

June 28, 2012

To All Shareholders

Koichi Miyata
President
Sumitomo Mitsui Financial Group, Inc.
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF RESOLUTIONS OF

THE 10th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to announce that the matters outlined below were reported and resolved at the 10th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”) held today.

Matters reported:

1.

Business Report, Consolidated Financial Statements for the 10th Fiscal Year (from April 1, 2011 to March 31, 2012) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors

The contents of the above were duly reported.

2.	Non-Consolidated Financial Statements for the 10th Fiscal Year (from April 1, 2011 to March 31, 2012)

The contents of the above were duly reported.

Proposals resolved:

Proposal No. 1:    Appropriation of Surplus

The matter was approved as originally proposed. The dividend at the end of the fiscal year was determined to be ¥50 per common share (¥100 per common share for the annual dividend).

Proposal No. 2:    Election of Three Directors

Messrs. Koichi Miyata and Yoshinori Yokoyama were reelected as Directors and assumed office. Mr. Nobuaki Kurumatani was newly elected as Director and assumed office.

Director, Mr. Yoshinori Yokoyama is an Outside Director.

Proposal No. 3:    Election of Two Corporate Auditors

Mr. Yoji Yamaguchi was reelected as Corporate Auditor and assumed office. Mr. Rokuro Tsuruta was newly elected as Corporate Auditor and assumed office.

Corporate Auditor, Mr. Rokuro Tsuruta is an Outside Corporate Auditor.

Dividend payments

Shareholders who have specified a bank account for transfer of the year-end dividend for the 10th fiscal year will find enclosed herewith documents entitled “Year-end Dividend Calculation Sheet” and “Reference to the Beneficiary Account for Dividend Transfer.” Other shareholders who have elected to receive dividends by “Receipt of Year-end Dividend,” will find enclosed herewith documents entitled “Year-end Dividend Calculation Sheet” and “Receipt of Year-end Dividend.”

< Inquiries >

Sumitomo Mitsui Trust Bank, Limited

Stock Transfer Agency Business Planning Department

Phone: 0120-176-417 (toll free within Japan)

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